SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(b), (c) and (d) and

AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(AMENDMENT NO. 1)*

Bankrate, Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

06646V108 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 06646V108	13G	Page 2 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ABS Ventures IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power None 6. Shared Voting Power None 7. Sole Dispositive Power None 8. Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person None

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 06646V108	13G	Page 3 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ABX Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power None 6. Shared Voting Power None 7. Sole Dispositive Power None 8. Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person None

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 06646V108	13G	Page 4 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Calvert Capital L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power None 6. Shared Voting Power None 7. Sole Dispositive Power None 8. Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person None

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 06646V108	13G	Page 5 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Calvert Capital II L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power None 6. Shared Voting Power None 7. Sole Dispositive Power None 8. Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person None

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 06646V108	13G	Page 6 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bruns H. Grayson

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 254,221 6. Shared Voting Power None 7. Sole Dispositive Power 254,221 8. Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person None

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.7%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 06646V108	13G	Page 7 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Philip D. Black

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power None 6. Shared Voting Power None 7. Sole Dispositive Power None 8. Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person None

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

Item 1(a)	Name of Issuer:

Bankrate, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

11811 US Highway One

STE 101

N. Palm Beach, FL 33408

Item 2(a)	Name of Person Filing:

This Statement is filed by ABS Ventures IV, L.P., ABX Fund, L.P., Calvert Capital L.L.C., Calvert Capital II L.L.C., Bruns H. Grayson and Philip D. Black, who are sometimes collectively referred to as the “Reporting Persons.”

Item 2(b)	Address of Principal Business Office, or if none, Residence:

c/o ABS Ventures

225 Franklin Street

Boston, MA 02110

Item 2(c)	Citizenship:

See Item 4 of the cover pages attached hereto for each Reporting Person.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $.01

Item 2(e)	CUSIP Number:

06646V108

Item 3	Identity of Reporting Person:

Not Applicable

Item 4	Ownership:

(a) Amount beneficially owned:

 See Item 9 of the cover page attached hereto for each Reporting Person.

(b) Percent of Class:

See Item 11 of the cover page attached hereto for each Reporting Person.

(c) Number of Shares Beneficially Owned by Reporting Person:

(i)  sole power to vote or direct the vote:

See Row 5 of the cover page attached hereto for each Reporting Person.

(ii)   Shared power to vote or direct the vote:

See Row 6 of the cover page for each Reporting Person.

(iii)  Sole power to dispose or direct the disposition of:

See Row 7 of the cover page attached hereto for each of the Reporting Persons.

(iv)  Shared power to dispose or direct the disposition of:

See Row 9 of the cover page attached hereto for each of the Reporting Persons.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ x ].

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2004

/s/ Bruns H. Grayson

Bruns H. Grayson